FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Timken, Jr., Ward J.	2. Issuer Name and Ticker or Trading Symbol The Timken Company (TKR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Vice President
(Last) (First) (Middle) The Timken Company 1835 Dueber Avenue, S.W.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/2/03
(Street) Canton, OH 44706		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								72,422	D
Common Stock								7,608	I	Savings Inv. Plan
Common Stock								2,810	I	By Spouse(1)
Common Stock	1/2/03		G	V	565	A		5,610	I	By Child
Common Stock	1/2/03		G	V	565	A		4,910	I	By Child
Common Stock								71,544	I	By self as Co-Trustee and beneficiary(2)
Common Stock								43,248	I	By self as beneficiary(3)
Common Stock								6,000	I	By self as Co-Trustee(1)(4)
Total								214,152
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	33.75							(5)	4/21/08	Common Stock	5,500		1	D
Employee Stock Option (Right to Buy)	19.5625							(6)	4/20/09	Common Stock	8,500		1	D
Employee Stock Option (Right to Buy)	15.875							(7)	4/18/10	Common Stock	9,000		1	D
Employee Stock Option (Right to Buy)	15.02							(8)	4/17/11	Common Stock	20,000		1	D
Employee Stock Option (Right to Buy)	25.40							(9)	4/16/12	Common Stock	10,000		1	D
Total													5

Explanation of Responses:

(1) DISCLAIMER: Undersigned disclaims any beneficial ownership.
(2) By self as Co-Trustee and beneficiary of the Ward J. Timken Trust FBO Ward J. Timken, Jr.
(3) By self as beneficiary of the WR Timken Trust IX FBO Ward J. Timken, Jr.
(4) By self as Co-Trustee of the Ward J. Timken Trust FBO Grandchildren.
(5) Nonqualified stock option granted to the reporting person on April 21, 1998 under The Timken Company Long-Term Incentive Plan. Option becomes exercisable in annual 25 percent increments beginning on April 21, 1999, the first anniversary of the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or similar event. Option includes rights to receive dividend equivalents payable in shares of common stock on a deferred basis.
(6) Same as [5] above, except nonqualified stock option was granted to the reporting person on April 20, 1999 and becomes exercisable in annual 25 percent increments beginning April 20, 2000, the first anniversary of the date of the grant.
(7) Nonqualified stock option with limited transferability granted pursuant to The Timken Company Long-Term Incentive Plan. Option becomes exercisable in annual 25 percent increments beginning April 18, 2001, the first anniversary of the date of the grant. Option becomes fully exercisable upon the occurrence of a change in control of the Company or similar event. Option includes rights to receive dividend equivalents payable in shares of common stock on a deferred basis.
(8) Same as [7] above, except nonqualified stock option becomes exercisable in annual 25 percent increments beginning April 17, 2002, the first anniversary of the date of the grant.
(9) Same as [7] above, except nonqualified stock option becomes exercisable in annual 25 percent increments beginning April 16, 2003, the first anniversary of the date of the grant.

By: /s/ Ward J. Timken, Jr. **Signature of Reporting Person	1/3/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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